December 5, 2012

Mr. Daniel Leslie

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Sonic Automotive, Inc. – Comment Letter dated November 13, 2012 to Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 333-183789)

Dear Mr. Leslie:

Sonic Automotive, Inc. (“Sonic”) submits the following responses to comments received from the Staff of the Division of Corporation Finance (“Staff”) in its letter dated November 13, 2012. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter. Concurrent with the submission of this letter, Sonic is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced registration statement (“Amendment No. 2”), which contains disclosure responsive to the Staff’s comments listed below.

The Exchange Offer, page 23

Terms of the Exchange Offer, page 25

1.	We note your response to comment 2 in our letter dated October 2, 2012 and reissue this comment in part. Please also revise the last sentence of the first paragraph on page 26 consistent with our prior comment. Please see Rule 14e-1(c).

The sentence has been revised as requested.

Where You Can Find More Information About Sonic, page 91

2.	Please revise the documents you have listed to incorporate by reference the Form 10-Q filed on October 25, 2012. See Item 11(a)(2) of Form S-4. In this regard, please also specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05), available in the Division of Corporation Finance section of our website.

The list of documents incorporated by reference contained in Amendment No. 2 includes the Form 10-Q filed on October 25, 2012. Any other Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness, is specifically incorporated by reference.

Part II, page II-1

Item 20. Indemnification of Directors and Officers, page II-1

3.	We note your response to comment 4 in our letter dated October 2, 2012 and reissue this comment in part. For example, we were unable to locate the requested disclosure for Sonic — Denver T, Inc. and Sonic — Denver Volkswagen, Inc. In addition, we note that some of the names of the entities listed under this heading are not the same as what is contained in either the table of additional registrants or the signature pages. Please see, for example, you references to SRE California — 8 SCB, LLC and SRE California — 9 SCB, LLC under Item 20. Please revise.

The requested disclosure for Sonic – Denver T, Inc. and Sonic – Denver Volkswagen, Inc. appears on page II-4 of Amendment No. 2. The names of the entities listed in Item 20 in Amendment No. 2 conform to the names of the entities listed in the table of additional registrants and the signature pages.

Exhibits

Exhibit 5.1 Opinion of Counsel

4.	We note your response to comment 5 in our letter dated October 2, 2012 as well as the revisions made to the opinion of your counsel filed as Exhibit 5.1 and reissue this comment in part. Please explain the purpose and need for the limitation in clause (iv) on page 4 or revise to delete this limitation.

The opinion of counsel filed as Exhibit 5.1 to Amendment No. 2 has been revised in accordance with our counsel’s discussions with Staff.

In connection with submitting these responses, the Company acknowledges that:

•	Should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call please call our outside securities counsel Thomas H. O’Donnell, Jr. at (704) 335-2756 or Robert B. Murphy at (202) 906-8721 at your convenience.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ Stephen K. Coss

Stephen K. Coss

Senior Vice President and General Counsel

cc:	Thomas H. O’Donnell, Jr., Dykema Gossett PLLC

Robert B. Murphy, Dykema Gossett PLLC